Compound Projects, LLC

20 Clinton Street

New York, NY 10002

December 19, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re:	Compound Projects, LLC
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted November 19, 2019
CIK 0001790166

Ms. Gorman,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 16, 2019, providing the Staff’s comments with respect to the Amendment No. 1 of the Draft Offering Statement on Form 1-A (the “Draft Offering Statement”). Concurrently with the filing of this response letter, we have publicly filed our offering statement on Form 1-A (the “Form 1-A”), and the publicly filed Form 1-A incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

DOS/A filed November 19, 2019

General

1.	Please advise us how you believe the aggregate offering price limit in Rule 251(a)(2) applies to your structure and the "individual series of the Company" going forward.

Response: We believe that the aggregate offering price limit set out in Rule 251(a)(2) applies to our offering and that the amounts to be sold in all of the Series of the Company will, in the aggregate, not exceed the aggregate sales limit specified in Rule 251(a)(2).

2.	We note the statement on page 9 that you have no financial statements and that you and the Series have no assets or liabilities. Please revise to update and reconcile with the financial statements and other comments in this letter regarding financial statements of the Series.

Response: We have revised our disclosure on page 9 of the Form 1-A to indicate that neither the Company nor the Series has any historical financial operations.

3.	We note your disclosure that the initial closing will take place "on a date determined by the Manager in its sole discretion provided that subscriptions for the minimum number of Series #Reach Interests have been accepted." We also note the reference on page 6 to "no offering minimum." Please reconcile and, if your offering includes a minimum, revise the table to disclose the minimum amount that must be raised for an initial closing to take place. Please specify when you must raise this minimum amount by and clarify that, if you do not receive the minimum amount by that date, the funds will be promptly returned to investors. Additionally, please clarify if sales to affiliates will count toward raising this minimum amount. Please see Instructions to Item 1(e) of Form 1-A.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

Response: We have revised our disclosure in the Form 1-A to reflect that there will be no minimum offering amount, that is, we have removed all references to a minimum offering amount requirement.

4.	We note your website at https://getcompound.com/. Please advise us how your website is consistent with the conditions in Rule 255 of Regulation A. Additionally, we note your website identifies several investments as "closed." Please advise if you have already sold these investments and whether they are intended to be a part of your platform and this offering.

Response: The Company does not intend to offer any additional Series interests in this offering at this time. As of the date of this response letter, we have not identified any specific properties that we might offer in future series offerings of the Company under the Form 1-A. On our website, we list a number of cities were properties that we may select to offer in future series offerings may be located. We have not offered, sold or “closed” on any properties in these cities. We marked these cities as “closed” to indicate that they are not available for investment, rather than to imply that these were previous offerings that have been completed. We have now changed the website wording on the cities images from “closed” to “Coming Soon.” Currently, we are not soliciting interest on our website in any securities offerings and we do not have any specific offering materials available on our website. Thus, we believe that the website is consistent with the conditions set forth in Rule 255 of Regulation A.

Plan of Operations, page 34

5.	We note the statement that you plan to hold the property for 3-5 years, after which you "may sell the property and distribute the sale proceeds." Please revise here and where appropriate to address whether you plan to use rental income, if any, to make distributions during the 3-5 years.

Response: We have revised the Plan of Operations disclosure and the Free Cash Flow definition to reflect that during a Property hold period, we intend to distribute Free Cash Flow, which will include rental income, and that an existing lease on a property may impact the potential sales price of that property upon its disposition.

6.	Please revise to clarify how your hold and distribution policies match the planned lease agreement. For example, is your ability to dispose at "optimum value" as referenced on page 28 subject to the lesee's rights? With respect to the Hold Period on page 32, is your “full discretion" to sell subject to "long term leases"?

Response: We have revised our disclosure throughout the Form 1-A to reflect that an existing lease on a Property may impact the value of the Property and our ability to dispose of the Property at optimum value. We do not expect to enter into any leases that are more than 2 years. While an existing lease of this term may or may not impact the sales price that we may receive when we seek to dispose of a Property, it is not customary for a residential tenant to have any ability to block or delay the sale of a Property, nor do we expect our leases to grant any of our lessees the ability to do so.

7.	Please revise to address your policies with respect to standards or metrics used in approving lessees, for example minimum FICO scores.

Response: We have revised our disclosure on page 35 to include the following policies with respect to approving potential lessees:

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

We intend to seek out tenants for our Properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards at this time for any of these items, we will use these screening methods to determine whether we believe a potential lessee is financially responsible prior to approving a lease.

Management, page 35

8.	Please provide disclosure regarding your directors. Please refer to Item 10 of Form 1-A.

Response: We have revised our disclosure within the Management section to reflect the Staff’s comment.

Management Compensation, page 37

9.	Please expand your compensation table to include all fees and compensation to be paid in this offering. For example only, please include information regarding the acquisition fees and disposition fees to be paid and other expenses as referenced on page 7.

Response: We have revised our disclosure on page 7 to reflect that the Manager will only receive reimbursements for out-of-pocket expenses in connection with our organization and offering (up to a maximum of 2% of the gross offering proceeds per Series offering), our operations and the acquisition of Properties and in connection with third parties providing services to us. The compensation table on page 37 is consistent with this revision, and we have removed the reference to an ongoing asset management fee (previously included in the DOS), which, we have determined, will not be paid to the Manager with respect to Series #Reach or any other Series.

For future Series, we expect our Manager to be compensated at market rates for providing services relating to our Properties, specifically real estate brokerage, leasing, and property management. We expect third-parties to provide these services for the Series #Reach Property.

Exhibit Index, page 71

10.	We note Section 15.8 of Exhibit 2.2 designates the Court of Chancery of the State of Delaware as the exclusive forum for any action or proceeding. We also note your disclosure on page 45 regarding exclusive jurisdiction under Section 27 of the Exchange Act and concurrent jurisdiction under Section 22 of the Securities Act. However, Section 15.8 is not consistent with your disclosure. Please revise Exhibit 15.8 to ensure that the exclusive forum provision states clearly that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We have included with this filing of the Form 1-A the Exhibit 2.2 Operating Agreement which contains certain revisions from the previous draft filed confidentially, including a revision to Section 15.8, adding a new subsection 15.8(e), indicating that exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Interest Holders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

11.	We also note Section 15.8(d) of Exhibit 2.2. Please revise your offering circular to: 1) further describe the jury trial provision, including how it will impact your investors; 2) describe any questions as to enforceability under federal and state law; 3) clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering; 4) to the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company´s compliance with the federal securities laws and the rules and regulations thereunder; and 5) clarify whether purchasers of interests in a secondary transaction would be subject to the jury trial waiver provision.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

Response: We believe that items 1 through 4 of this comment #11 are adequately disclosed and discussed in the Form 1-A Offering Circular on page 45 within the section titled “Description of Securities Being Offered – Exclusive jurisdiction; waiver of jury trial; federal securities law exceptions.” We have, however, made a few clarifying modifications to this disclosure. We have also clarified in the Offering Circular that purchasers of interests in the secondary market will be subject to all of the terms of the Operating Agreement including the jury trial provisions.

12.	Please refile Exhibit 15b.1 in an appropriate electronic format. Note that you may also include an unofficial PDF copy. See Rules 102 and 303 of Regulation S-T.

Response: We have included with this filing Exhibit 15b.1 in the format requested.

13.	Please file or advise why you believe the property management agreement, lease agreement with the tenant, and the condominium materials setting forth the rights and obligations of the owner should not be filed under Item 17 of Form 1-A. Additionally, please clarify whether references to "Operating Agreement" are to the Limited Liability Company Agreement, Exhibit 2.2.

Response: As of the date of this letter, the Company has not entered into any property management agreement or lease agreement. We do not believe that the condominium materials would qualify as a “Material contract” under Item 17(6) as they (a) reflect typical conditions that would be imposed on the Company in the ordinary course of its business, (b) are standard and non-negotiable, and (c) cover rights and obligations consistent with typical condominium associations. In future Series offerings, if the condominium documents include material terms that are atypical, we will file those as Exhibits to the Form 1-A as well as provide disclosure in the Form 1-A regarding any anomaly within those materials.

We have revised the Offering Statement so to remove references to the “Limited Liability Company Agreement” and replaced these with “Operating Agreement”.

Note 6. Subsequent Events, page F-5

14.	We note your disclosure that you established Series #Reach on October 16, 2019 and the acquisition of the Series #Reach Property is required to occur on or before 12/21/19. Please revise to include the financial statements of the Series #Reach and the Series #Reach Property. In this regard, it appears that the Series #Reach Property would be considered a predecessor, and as such full audited financial statements of the property in accordance with Rule 8-04 of Regulation S-X should be provided. To the extent you have determined the Series # Reach Property is not a predecessor, please provide us with an analysis supporting your conclusion. Refer to Part F/S (c) (1) of Form 1-A.

Response: We respectfully disagree with the Staff’s assessment that the Series #Reach Property would be considered a predecessor.

We note that Series #Reach has not yet acquired the Series #Reach Property and that the deadline for closing of that acquisition, as indicated in the Form 1-A under the Purchase and Sale Agreement discussion on page 32, is currently January 20, 2020. At present, the wholly owned subsidiary of Series #Reach, Compound Reach 1805 LLC, owns the purchase and sale agreement for the Series #Reach Property assigned to it by Compound, our parent company, and the Property is still under the ownership of the seller.

Compound Projects, LLC

20 Clinton Street

New York, NY 10002

We believe that the Series #Reach Property constitutes an “asset” rather than a business. Section 2010.2 of the Financial Reporting Manual states that a "business" for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. Our analysis is based on the fact that there is no continuity in the nature of the revenue producing activity for the Series #Reach Property. The Series #Reach Property is not currently operated as a rental property. There is no tenant in-place and the existing owners do not receive any revenues from its ownership. Following the acquisition, we intend to operate the Series #Reach Property as a rental property.

Additionally, we note that if the acquisition of the Series #Reach property were to be considered the acquisition of a business, we believe that the Company would be subject to the requirements under S-X 3-14 (rather than S-X 3-05) as the Series #Reach Property consists of real estate. Section 2330.10 of the Financial Reporting Manual states that “Where a registrant acquires a property that does not have a leasing history, such as a previously owner-occupied or newly constructed property, financial statements of the property are not required. Where the leasing history is less than three months, financial statements of the property are not required.” We do not believe that these provisions are applicable, however, because the Series acquisition of the Series #Reach Property does not, in any case, constitute the acquisition of a business.

15.	Please tell us how you considered the need to provide pro forma financial statements reflecting the acquisition of the Series # Reach Property. Refer to Part F/S (b)(7) of Form 1-A.

Response: We used the same analysis as presented in our response to comment 14 in considering whether pro forma financial statements reflecting the acquisition of the Series #Reach Property were necessary and we concluded that they were not required..

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer